Exhibit 11

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2004	2003	2004	2003
Net income (loss) applicable to
common shareholders	$182,619	$(78,623)	$(1,390,756)	$(100,126)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589	3,727,589	3,727,589
Assumed conversion of stock options	--	15,800	--	7,144

Weighted average common shares
outstanding (diluted)	3,727,589	3,743,389	3,727,589	3,734,733

Basic income (loss) per share	$0.05	$(0.02)	$(0.37)	$(0.03)

Diluted income (loss) per share	$0.05	$(0.02)	$(0.37)	$(0.03)